SECUR 14045409 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 2428

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fifth Third Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 2 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CE 6/2/14

Fifth Third Securities, Inc.

(A Wholly Owned Subsidiary of Fifth Third Bank)

Statement of Financial Condition as of December 31, 2013, Independent Auditors' Report, and Supplemental Report on Internal Control

Files pursuant to Rule 17A-5(e)(3) as a PUBLIC DOCUMENT
SEC Number 8-02428

FIFTH THIRD SECURITIES, INC.
(A Wholly Owned Subsidiary of Fifth Third Bank)

TABLE OF CONTENTS

Deloitte.

Deloitte Tax LLP
Suite 1900
250 East Fifth Street
Cincinnati, OH 45202-5109
USA

Tel: +1 513 784 7100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Fifth Third Securities, Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Fifth Third Securities, Inc. (the "Corporation") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Corporation's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Fifth Third Securities, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2014

FIFTH THIRD SECURITIES, INC.
(A Wholly Owned Subsidiary of Fifth Third Bank)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2013

ASSETS:		
Cash and cash equivalents	$	27,228,222
Receivable from affiliated company		4,012,147
Receivable from clearing broker		1,166,533
Receivable from Parent Company		987,305
Other receivables		7,732,906
Securities owned, at fair value		298,228,690
Property and equipment - net		578,361
Goodwill		47,390,353
Intangible assets		22,000
Deferred income taxes - net		1,648,345
Other assets		1,994,744
Total Assets	$	390,989,606
LIABILITIES AND SHAREHOLDER'S EQUITY:		
Accounts payable	$	657,028
Income tax payable to Parent or affiliated companies		1,320,128
Securities sold, not yet purchased		8,331,449
Employee compensation and benefits		12,970,384
Other liabilities		2,711,483
Total Liabilities		25,990,472
SHAREHOLDER'S EQUITY:		
Capital stock, $100 par value-authorized-17,375 shares, issued and outstanding-7,619 shares		761,900
Additional paid-in capital		293,977,897
Retained earnings		70,259,337
Total Shareholder's Equity		364,999,134
Total Liabilities and Shareholder's Equity	$	390,989,606

See Notes to Financial Statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Fifth Third Securities, Inc. (the "Corporation") is a broker-dealer and Registered Investment Advisor, registered with the U.S. Securities & Exchange Commission (the "SEC"). The Corporation is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Corporation is a wholly owned subsidiary of Fifth Third Bank (the "Parent Company"). The Parent Company is an indirect wholly owned subsidiary of Fifth Third Bancorp (the "Bancorp"). The Corporation may enter into transactions with other subsidiaries of the Parent Company (the "affiliated companies") in the normal course of business.

In its capacity as a broker-dealer, the Corporation executes principal transactions and agency transactions, and performs underwriting and investment banking services. The Corporation conducts business with other broker-dealers that are located in the New York area and throughout the Midwestern United States on behalf of its customers and for its own proprietary accounts. The Corporation's customers are primarily located throughout the Midwestern and Southeastern United States. The Corporation clears all transactions on a fully-disclosed basis through its clearing broker.

The Corporation operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements include the accounts of the Corporation, which is engaged in a single line of business as a securities broker-dealer comprised of several classes of services, including principal transactions, agency transactions, and performs underwriting and investment banking services. The accompanying financial statements are presented on the accrual basis of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Income Taxes — The Corporation is included in the consolidated federal income tax return filed by the Bancorp. As described in the tax sharing agreement between the Corporation and the Bancorp, federal income taxes are calculated as if the Corporation filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Bancorp. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Goodwill – Goodwill is required to be tested for impairment on an annual basis, which for the Corporation is September 30, and more frequently if events or circumstances indicate that there may be impairment. Impairment exists when a reporting unit's carrying amount of goodwill exceeds its implied fair value. The Corporation has determined that it is an entity-level reporting unit under U.S. GAAP. In testing goodwill for impairment, U.S. GAAP permits the Corporation to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount or by pass this qualitative assessment and proceed directly to Step 1 of the goodwill impairment test. Step 1 of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, Step 2 of the goodwill impairment test is performed to measure the amount of impairment loss, if any.

Securities Owned, at Fair Value and Securities sold, not yet purchased — Securities are classified as trading when bought and held principally for the purpose of selling them in the near term. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments or discounted cash flow models that incorporate market inputs and assumptions including discount rates, prepayment speeds, and loss rates.

Subsequent Events — The Corporation has evaluated subsequent events through February 27, 2014, which is the issuance date for the financial statements.

Recently Issued Accounting Pronouncements —

Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date

In February 2013, the FASB issued amended guidance relating to the measurement of obligations resulting from joint and several liability arrangements for which the total amount under the arrangement is fixed at the reporting date. For the total amount of an obligation under an arrangement to be considered fixed at the reporting date, there can be no measurement uncertainty relating to the total amount of the obligation. The obligation resulting from joint and several liability arrangements would be measured initially as the sum of 1) the amount the Corporation has agreed to pay on the basis of its arrangement among its co-obligors and 2) any additional amount the Corporation expects to pay on behalf of its co-obligors. The amended guidance also would require the Corporation to disclose the nature and amount of the obligation as well as information about the risks that such obligations pose to future cash flows. The amended guidance is effective for reporting periods beginning after December 15, 2013 and will be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements that exist at the beginning of the fiscal year of adoption. The Corporation will adopt the amended guidance on January 1, 2014 and the adoption is not expected to have a material impact on the Corporation's financial statements.

3. CASH AND SECURITES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Corporation operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Corporation clear all transactions on behalf of its customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customer and maintains and preserves all related books and records customarily kept by a clearing broker/dealer.

4. SECURITIES TRANSACTIONS

Securities owned and securities sold, not yet purchased, are recorded at fair value, with related changes reflected in results of operations for the period. Total securities at December 31, 2013 consist of the following:

	Securities	
	Owned	**Sold-Not yet Purchased**
State and municipal obligations	$ 12,485,537	$ 31,988
Corporate obligations	7,297,500	2,647,053
Money market investments	269,598,556	-
U.S. Government, government sponsored agency, and agency obligations	7,742,597	5,645,446
Commercial paper, bankers acceptances, certificates of deposit	785,602	6,962
Stocks	318,898	-
Total securities	$ 298,228,690	$ 8,331,449

Securities transactions and related revenues and expenses are recorded in the accounts on a trade-date basis.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Corporation clears all of its transactions through a clearing broker on a fully-disclosed basis. The Corporation's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Corporation. The Corporation does not anticipate nonperformance by customers in the above situations. The Corporation, through its clearing broker, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Corporation's clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduce positions, when necessary. The Corporation's policy is to monitor its market exposure and counterparty risk. In addition, the Corporation has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review and monitor, as necessary, the credit standing of and exposure to each counterparty.

At December 31, 2013, the Corporation had the following securities that exceeded 10% of total securities positions, which equals securities owned, at fair value less securities sold, not yet purchased, of which there were none:

Description	Fair Value	Percentage of Total Securities
Fidelity Cash Management Funds Prime Fund	$ 159,293,200	55%
Federated Prime Value Obligation Fund	110,305,356	38%
	$ 269,598,556	93%

6. INCOME TAXES

The Corporation is included in the consolidated federal income tax return filed by the Bancorp. Federal and state income taxes are calculated as if the Corporation files separate income tax returns.

Deferred income taxes are comprised of the following temporary differences at December 31, 2013:

Deferred tax assets:	
Deferred compensation	$ 1,904,469
Deferred income/expense	325,263
State deferred taxes	101,146
Reserves	49,004
Total deferred tax assets	2,379,882
Deferred tax liabilities:	
Prepaid expenses	681,586
Intangibles	7,700
Other	42,251
Total deferred tax liabilities	731,537
Total net deferred tax asset	$ 1,648,345

The Corporation has determined that a valuation allowance is not needed against the deferred tax assets as of December 31, 2013. The Corporation considered all of the positive and negative evidence available to determine whether it is more likely than not that the deferred tax assets will ultimately be realized and, based upon that evidence, the Corporation believes it is more likely than not that the deferred tax assets recorded at December 31, 2013 will ultimately be realized. The Corporation reached this conclusion as the Corporation has sufficient taxable income in the carryback period and it is expected that the Corporation's remaining deferred tax assets will be realized through the reversal of its existing taxable temporary differences and its projected future taxable income.

As of January 1, 2013 and December 31, 2013, there were no unrecognized tax benefits.

7. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2013, consists of the following:

Furniture and equipment		$ 1,127,827
Premises		772,269
Software		359,777
Leasehold improvements		213,784
Land		111,650
	Total	2,585,307
Accumulated depreciation		(2,006,946)
Property and equipment - net		$ 578,361

8. GOODWILL AND INTANGIBLE ASSETS

As of December 31, 2013, the Corporation had goodwill of $47,390,353 and finite-lived intangible assets of $1,100,000 less accumulated amortization of $1,078,000. Intangible assets consist of customer lists and are amortized on a sum-of-years'-digits basis over 10 years. Intangible amortization expense for 2013 was $44,000. Estimated amortization expense is $22,000 in 2014.

The Corporation completed its most recent annual goodwill impairment test as of September 30, 2013, and determined that no impairment existed.

9. FAIR VALUE MEASUREMENTS

The Corporation measures certain financial assets and liabilities at fair value in accordance with U.S. GAAP, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Corporation's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Corporation's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The following table summarizes assets and liabilities measured at fair value on a recurring basis:

	Fair Value Measurements Using			
As of December 31, 2013	**Quoted Prices in Active Markets for Identical Assets (Level 1) (a)**	**Significant Other Observable Inputs (Level 2) (a)**	**Significant Unobservable Inputs (Level 3)**	**Total Fair Value**
ASSETS:				
Securities owned, at fair value				
State and municipal obligations	$ -	$ 11,665,537	$ 820,000	$ 12,485,537
Corporate obligations	-	7,297,500	-	7,297,500
Money market investments	269,598,556	-	-	269,598,556
U.S. Government, government sponsored agency, and agency obligations	480,155	7,262,442	-	7,742,597
Commercial paper, bankers acceptances, certificates of deposit	-	785,602	-	785,602
Stocks	318,898	-	-	318,898
Securities owned, at fair value	270,397,609	27,011,081	820,000	298,228,690
Derivative assets	11,563	-	-	11,563
Derivative assets	11,563	-	-	11,563
Total assets	$ 270,409,172	$ 27,011,081	$ 820,000	$ 298,240,253
LIABILITIES:				
Securities sold, not yet purchased				
State and municipal obligations	$ -	$ (31,988)	$ -	$ (31,988)
Corporate obligations	-	(2,647,053)	-	(2,647,053)
U.S. government, government sponsored agency, and agency obligations	(4,624,936)	(1,020,510)	-	(5,645,446)
Commercial paper, bankers acceptances, certificates of deposit	-	(6,962)	-	(6,962)
Securities owned, at fair value	(4,624,936)	(3,706,513)	-	(8,331,449)
Total liabilities	$ (4,624,936)	$ (3,706,513)	$ -	$ (8,331,449)

(a): During the year ended December 31, 2013, no assets or liabilities were transferred between Level 1 and Level 2.
(b): During the year ended December 31, 2013, there were no transfers in or out of Level 3.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Financial Instruments Measured at Level 1 — Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities within securities owned, at fair value include money market investments, U.S. government obligations, and stocks, which are valued based on market transactions involving identical assets that are actively traded, and exchange-traded derivatives valued using quoted prices. Level 1 securities within

securities sold, not yet purchased include U.S. government obligations, which are valued based on market transactions involving identical securities that are actively traded.

Financial Instruments Measured at Level 2 — If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Level 2 securities within securities owned, at fair value and securities sold, not yet purchased include: state and municipal obligations valued based on bonds with similar characteristics; corporate obligations that are valued utilizing an Option Adjusted Spread model; U.S. Government obligations valued utilizing a matrix-based approach and discounted cash flows; while commercial paper, bankers acceptances, and commercial deposits are valued utilizing a matrix-based approach.

Financial Instruments Measured at Level 3 — In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Level 3 securities within securities owned, at fair value consist of auction rate securities, which are recorded in state and municipal obligations. Due to the illiquidity in the market for certain types of these securities, the Corporation measured fair value using a discount rate commensurate with the assumed holding period.

Short-term Financial Assets and Liabilities — The fair values of the receivable from the clearing broker, Parent Company and affiliated company approximate their carrying amounts because of the short maturities of the instruments. Similarly, due to the short-term nature of all other financial assets and liabilities, their carrying values approximate fair value.

The following table is a reconciliation of assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

For the Year Ended December 31, 2013	**Total Fair Value**
Beginning balance:	$ 830,000
Purchases, sales, issuances and settlements - net	$ -
Total gains or (losses) - realized / unrealized included in earnings	$ (10,000)
Securities owned - at fair value	$ 820,000
Total assets	$ 820,000

10. DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation may use free-standing derivative instruments to reduce certain risks related to interest rate volatility. These instruments, if any, are included within other assets and other liabilities. Derivative instruments the Corporation may use include futures contracts based on Treasury notes and Treasury bonds. Futures contracts are contracts in which the buyer agrees to purchase, and the seller agrees to make delivery of, a specific financial instrument at a predetermined price or yield. Changes in fair value of the financial instruments are recorded in current period income.

As of December 31, 2013, the Corporation had a derivative contract with a notional amount of $1,000,000 and a fair value of $11,563 recorded in other assets. Credit risks arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation's exposure is limited to the replacement value of the contracts rather than the notional amounts.

11. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Corporation uses the alternative method for calculating net capital, which requires maintaining minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2013, the Corporation's net capital of $267,029,448 exceeded its required net capital of $250,000 by $266,779,448.

12. GUARANTEES

The Corporation guarantees the collection of all margin account balances held by its brokerage clearing agent for the benefit of its customers. The Corporation is responsible for payment to its brokerage clearing agent for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the brokerage clearing agent as of December 31, 2013 was $12,288,917. In the event of any customer default, the Corporation has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Corporation does not maintain any loss reserve.

13. RELATED-PARTY TRANSACTIONS

The Bancorp uses a centralized approach to cash management. Cash receipts and payments of trade payables and other disbursements are processed through a centralized cash management system by the Bancorp. All cash derived from or required for the Corporation's operations is applied to or against the payable to the Parent Company.

The receivable from the Parent Company of $987,305 represents a net receivable as the Corporation has the right and the intent to net settle the payable to and the receivable from the Parent Company. At December 31, 2013, the net receivable relates to $2,086,253 in general receivables and $984,517 in trade receivables, which are decreased by $1,866,328 in general payables and $217,137 of trade payables.

The receivable from affiliated company of $4,012,147 represents a net receivable as the Corporation has the right and the intent to net settle the payable to and the receivable from the affiliated company. At December 31, 2013, the net receivable relates to $4,180,793 in general receivables, which are reduced by $168,646 in general payables.

Federal and certain state income taxes are filed on a consolidated basis with the Parent Company or other affiliated companies and are net settled with each entity. At December 31, 2013, the payables to the Parent or affiliated companies relating to income taxes were $1,320,128.

On September 25, 2013, the Corporation entered into a Pledge Agreement with the Parent Company. Under the Pledge Agreement, the Parent Company agreed to extend credit to the Corporation in the principal amount of $750 million. Interest is paid monthly at the target Federal Funds Rate plus 3.375 percent, which was 3.625 percent at December 31, 2013. The note is due September 25, 2014 and is secured by certain securities owned by the Corporation. The Corporation had no outstanding borrowings on this note at December 31, 2013.

On November 7, 2013, the Corporation entered into a Contribution Agreement with the Parent Company. Under the Contribution Agreement, the Parent Company contributed cash in the amount of $100 million to the Corporation.

The Corporation offers a brokerage sweep product that allows customers to sweep excess cash positions into an interest-bearing account at the Parent Company.

The Bancorp has fidelity bonds with coverage that extends to the Corporation. The deductible on these bonds is $7,500,000. Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, the Corporation's calculated net capital is reduced by an amount that approximates the deductible on the fidelity bond.

As of December 31, 2013, the Corporation had $26,148,161 cash on deposit with the Parent Company. This is comprised of $10,162,711 cash in a non-interest bearing account and $15,985,450 cash in an interest bearing account.

14. COMMITMENTS AND CONTINGENCIES

The Corporation leases various offices under operating agreements requiring minimum annual rental payments of $12,600 and $12,600 to be paid during 2014 and 2015, respectively.

In the normal course of business, the Corporation is subject to certain litigation. Management is of the opinion, based upon review of its issues, that settlements (if any) not specifically accrued for at December 31, 2013, will not materially impact the Corporation's financial statements.

The Corporation serves as a remarketing agent to the Bancorp, which facilitates financing for its commercial customers, consisting of companies and municipalities, by marketing variable rate demand notes (VRDNs) to investors. The VRDNs pay interest to holders at a rate of interest that fluctuates based upon market demand. The VRDNs generally have long-term maturity dates, but can be tendered by the holder for purchase at par value upon proper advance notice. When the VRDNs are tendered, a remarketing agent generally finds another investor to purchase the VRDNs to keep the securities outstanding in the market. The Corporation acts as the remarketing agent to issuers on approximately $1.8 billion of VRDNs at December 31, 2013. As remarketing agent, the Corporation is responsible for finding purchasers for VRDNs that are tendered by investors. At December 31, 2013, the Corporation held $270,000 of these securities in its portfolio and classified them as securities owned, at fair value.

The Corporation routinely enters into when-issued and firm underwriting commitments. At December 31, 2013, the Corporation had one underwriting commitment outstanding which resulted in a net capital charge of $247,810.

* * * * * *

Deloitte.

Deloitte Tax LLP
Suite 1900
250 East Fifth Street
Cincinnati, OH 45202-5109
USA

Tel: +1 513 784 7100
www.deloitte.com

February 27, 2014

Fifth Third Securities, Inc.
38 Fountain Square Plaza
Cincinnati, Ohio

In planning and performing our audit of the financial statements of Fifth Third Securities, Inc. (the "Corporation") as of and for the year ended December 31, 2013 (on which we issued our report dated February 27, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Corporation, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Corporation's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP